SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

In the Matter of

NORTHEAST UTILITIES,                    QUARTERLY CERTIFICATE
and its Subsidiaries                    PURSUANT TO RULE 24  UNDER
                                        THE PUBLIC UTILITY HOLDING
File No. 70-09755                       COMPANY ACT OF 1935



     Pursuant to the Public Utility Holding Company Act of
1935 and Rule 24(a) thereunder, Northeast Utilities ("NU"), a registered holding company, on behalf of itself and its subsidiaries, including The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Yankee Energy System, Inc. ("YES") and Yankee Gas Services Company ("Yankee Gas"), hereby files this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 30, 2004 in this File (HCAR 35-27870) for the quarter ending December 31, 2004.

1.   External Short Term Debt and Commercial Paper Issuances

Company      Maximum      Maximum       Total Amount  Money Pool
             Amount of    Amount of     of CP and     Balance at
             Commercial   Short-Term    Short-Term    End of
             Paper        Notes to      Notes at end  Quarter
             During Qtr.  Banks During  of  Qtr
                          Qtr.

Northeast        $0       $100,000,000  $100,000,000  $210,600,000
Utilities

CL&P             $0        $15,000,000  $15,000,000   ($90,025,000)

WMECO            $0        $25,000,000  $25,000,000   ($15,900,000)

YES              $0                 $0           $0     $4,600,000

Yankee Gas       $0        $30,000,000  $30,000,000   ($29,600,000)


2.   Bank Borrowings During Quarter


Company: NU

Period:   October 1, 2004 - December 31, 2004

Name of Bank                  Amount         Date Issued  Interest Rate

Union Bank of California      $24,000,000    10/25/04     4.7500%
Union Bank of California      $18,000,000    11/23/04     5.0000%
Union Bank of California      $18,000,000    11/24/04     5.0000%
Union Bank of California      $31,000,000    11/30/04     5.0000%
Union Bank of California      $20,000,000    12/06/04     2.8500%
Union Bank of California      $ 5,000,000    12/08/04     5.0000%
Union Bank of California      $21,000,000    12/20/04     5.2500%
Union Bank of California      $ 5,000,000    12/21/04     5.2500%
Union Bank of California      $36,000,000    12/27/04     5.2500%
Union Bank of California      $ 5,000,000    12/29/04     5.2500%
Union Bank of California      $22,000,000    12/30/04     5.2500%
Union Bank of California      $20,000,000    12/30/04     2.9125%
Union Bank of California      $15,000,000    12/30/04     2.9125%




Company: CL&P

Period:   October 1, 2004 - December 31, 2004

Name of Bank             Amount         Date Issued  Interest Rate

Citibank                 $15,000,000    12/30/04     5.2500%



Company: WMECO

Period:   October 1, 2004 - December 31, 2004

Name of Bank             Amount         Date Issued  Interest Rate

Citibank                 $10,000,000    12/01/04     5.0000%
Citibank                 $10,000,000    12/06/04     2.8513%
Citibank                 $15,000,000    12/30/04     5.2500%


Company: YES

Period:   October 1, 2004 - December 31, 2004

Name of Bank       Amount     Date Issued    Interest Rate

N/A                 N/A       N/A            N/A



Company: Yankee Gas

Period:   October 1, 2004 - December 31, 2004

Name of Bank             Amount         Date Issued  Interest Rate

Citibank                 $ 9,000,000    11/01/04     4.7500%
Citibank                 $ 9,000,000    12/01/04     5.0000%
Citibank                 $10,000,000    12/06/04     2.8062%
Citibank                 $20,000,000    12/22/04     5.2500%


3. Maximum borrowings from and loans to the NU Money Pool during the quarter and the interest rate applied to such borrowings and loans.


               Maximum Amount     Maximum Amount    Average Interest
               Borrowed During    Invested During   Rate During
Company        Quarter            Quarter           Quarter **

Northeast
Utilities     $          0        $210,600,000*     2.1887%
NUSCO         $          0        $          0      N/A
CL&P          $ 97,525,000                          2.0185%
CL&P                              $ 13,525,000      1.7369%
WMECO         $ 41,500,000        $          0      1.9312%
PSNH          $ 38,300,000        $          0      1.9441%
NAEC          $          0        $  5,300,000      1.9443%
HWP           $  7,100,000        $          0      1.9773%
NNECO         $          0        $ 31,600,000      1.9576%
YES           $          0        $  4,600,000      2.0072%
Yankee Gas    $ 76,500,000        $          0      1.9182%
RRR           $ 19,800,000        $          0      1.9466%
Quinnehtuk    $  3,100,000        $          0      1.9614%
NUEI          $          0        $ 43,400,000      1.9558%
NGC           $          0        $ 10,000,000      1.9669%
NGS           $  1,100,000                          1.8524%
NGS                               $ 6,050,000       2.0456%
Properties    $          0        $ 3,500,000       1.9560%
Woods
Electrical    $  6,000,000        $         0       1.9772%
Woods Network $          0        $         0       N/A
E. S. Boulos  $          0        $         0       N/A
Select Energy $102,600,000*                         2.2474%
Select Energy                     $34,900,000       1.8562%
SENY          $ 10,000,000        $         0       1.9237%
Mode 1        $          0        $ 3,400,000       1.9211%
SESI.         $ 14,750,000        $         0       1.9472%
Yankee
Financial     $  3,600,000        $         0       1.9560%
YESCO         $          0        $   700,000       1.9560%
NorConn       $  1,100,000        $         0       1.9560%



Borrowings/investments marked with (*) represent borrowings/investments through the Money Pool from NU's External
Funds. The interest rate on such funds matches the interest rate paid by NU to its external lender. All other borrowings/investments are borrowings/investments of surplus funds of money pool participants.

**Average interest rate for loans to the Money Pool calculated at Fed Funds rate.


4. Short-Term Interest Rate Hedging Transactions entered into during the quarter.

                              Notional      Issuance     Maturity
Company      Counterparty      Amount         Date         Date

Northeast         N/A           N/A           N/A          N/A
Utilities

CL&P              N/A           N/A           N/A          N/A

WMECO             N/A           N/A           N/A          N/A

YES               N/A           N/A           N/A          N/A

Yankee Gas        N/A           N/A           N/A          N/A


     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Certificate pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  February 15, 2005

     Northeast Utilities
     Northeast Utilities Service Company
     The Connecticut Light and Power Company
     Western Massachusetts Electric Company
     Public Service Company of New Hampshire
     North Atlantic Energy Corporation
     Holyoke Water Power Company
     Northeast Nuclear Energy Company
     Yankee Energy System, Inc.
     Yankee Gas Services Company
     The Rocky River Realty Company
     The Quinnehtuk Company
     NU Enterprises, Inc.
     Northeast Generation Company
     Northeast Generation Service Company
     Properties, Inc.
     Woods Electrical Co., Inc.
     Woods Network Services, Inc.
     E. S. Boulos Company
     Select Energy, Inc.
     Select Energy New York, Inc.
     Mode 1 Communications, Inc.
     Select Energy Services, Inc.
     Yankee Energy Financial Services Company
     Yankee Energy Services Company
     NorConn Properties, Inc.



     By:   /s/  Patricia C. Cosgel
           Name: Patricia C. Cosgel
           Title: Assistant Treasurer-Finance
           Northeast Utilities Service Company as Agent for
           all of the above-named Applicants